SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128, Yeoui-daero, Youngdungpo-gu, Seoul, 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: February 25, 2015

3.	Auditor’s opinion

-	FY 2014	FY 2013
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY 2014	FY 2013
Total Assets	22,967,023,114,809	21,715,284,280,303
Total Liabilities	11,183,613,517,482	10,917,864,108,133
Total Shareholders’ Equity	11,783,409,597,325	10,797,420,172,170
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	26,455,529,417,365	27,033,035,359,626
Operating Income	1,357,254,860,433	1,163,314,395,279
Ordinary Income	1,241,957,392,702	830,305,253,506
Net Income	917,403,742,427	418,973,183,815
Total Shareholders’ Equity / Capital Stock	658.6%	603.5%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position of the Group as of December 31, 2014 and 2013, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with K-IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the consolidated financial statements, the Group has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The accompanying consolidated financial statements of the Group as of December 31, 2013 and for the year then ended were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 17, 2015

This report is effective as of February 17, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013

Assets
Cash and cash equivalents	6, 13	￦	889,839	1,021,870
Deposits in banks	6, 13		1,526,482	1,301,539
Trade accounts and notes receivable, net	7, 13, 19, 22		3,444,477	3,128,626
Other accounts receivable, net	7, 13		119,478	89,545
Other current financial assets	9, 13		3,250	919
Inventories	8		2,754,098	1,933,241
Prepaid income taxes			6,340	4,066
Other current assets	7		496,665	251,982

Total current assets			9,240,629	7,731,788

Deposits in banks	6,13		8,427	13
Investments in equity accounted investees	10		407,644	406,536
Other non-current financial assets	9,13		33,611	46,246
Property, plant and equipment, net	11,23		11,402,866	11,808,334
Intangible assets, net	12,23		576,670	468,185
Deferred tax assets	29		1,036,507	1,037,000
Other non-current assets	7		260,669	217,182

Total non-current assets			13,726,394	13,983,496

Total assets		￦	22,967,023	21,715,284

Liabilities
Trade accounts and notes payable	13, 22	￦	3,391,635	2,999,522
Current financial liabilities	13, 14		967,909	907,942
Other accounts payable	13		1,508,158	1,454,339
Accrued expenses			740,492	491,236
Income tax payable			227,714	46,777
Provisions	18		193,884	200,731
Advances received	19		488,379	656,775
Other current liabilities	18		31,385	31,597

Total current liabilities			7,549,556	6,788,919

Non-current financial liabilities	13, 14		3,279,477	2,994,837
Non-current provisions	18		8,014	5,005
Defined benefit liabilities, net	17		324,180	319,087
Long-term advances received	19		—	427,397
Deferred tax liabilities	29		245	119
Other non-current liabilities	18		22,141	382,500

Total non-current liabilities			3,634,057	4,128,945

Total liabilities			11,183,613	10,917,864

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(63,843)	(91,674)
Retained earnings			7,455,063	6,662,655

Total equity attributable to owners of the Controlling Company			11,431,412	10,611,173

Non-controlling interests			351,998	186,247

Total equity			11,783,410	10,797,420

Total liabilities and equity		￦	22,967,023	21,715,284

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share)	Note	2014		2013

Revenue	22, 23, 24	￦	26,455,529	27,033,035
Cost of sales	8, 22		(22,667,134)	(23,524,851)

Gross profit			3,788,395	3,508,184

Selling expenses	16		(746,686)	(731,521)
Administrative expenses	16		(520,160)	(517,622)
Research and development expenses			(1,164,294)	(1,095,727)

Operating profit			1,357,255	1,163,314

Finance income	27		105,443	185,011
Finance costs	27		(215,536)	(381,851)
Other non-operating income	25		1,071,903	1,108,754
Other non-operating expenses	25		(1,095,071)	(1,268,588)
Equity in income of equity accounted investees, net			17,963	23,665

Profit before income tax			1,241,957	830,305
Income tax expense	28		(324,553)	(411,332)

Profit for the year			917,404	418,973

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17,28		(147,633)	998
Related income tax	17,28		35,773	(334)

			(111,860)	664
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		982	826
Foreign currency translation differences for foreign operations	27,28		37,739	(22,100)
Share of loss from sale of treasury stocks by associates	28		(1,360)	(802)
Related income tax	28		(119)	(225)

			37,242	(22,301)

Other comprehensive loss for the year, net of income tax			(74,618)	(21,637)

Total comprehensive income for the year		￦	842,786	397,336

Profit (loss) attributable to:
Owners of the Controlling Company			904,268	426,118
Non-controlling interests			13,136	(7,145)

Profit for the year		￦	917,404	418,973

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			820,239	404,478
Non-controlling interests			22,547	(7,142)

Total comprehensive income for the year		￦	842,786	397,336

Earnings per share (In won)
Basic earnings per share	30	￦	2,527	1,191

Diluted earnings per share	30	￦	2,527	1,191

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Share of gain(loss) from sale of treasury stocks by associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interests	Total equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	638	—	—	—	638
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	(22,140)	—	3	(22,137)
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	664	—	664
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(802)	—	—	—	—	(802)

Total other comprehensive income (loss)		—	—	(802)	638	(22,140)	664	3	(21,637)

Total comprehensive income (loss) for the year	￦	—	—	(802)	638	(22,140)	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests, and others		—	—	—	—	—	(3,116)	163,020	159,904

Balances at December 31, 2013	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	904,268	13,136	917,404

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	796	—	—	—	796
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	28,395	—	9,411	37,806
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(111,860)	—	(111,860)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(1,360)	—	—	—	—	(1,360)

Total other comprehensive income (loss)		—	—	(1,360)	796	28,395	(111,860)	9,411	(74,618)

Total comprehensive income (loss) for the year	￦	—	—	(1,360)	796	28,395	792,408	22,547	842,786

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at December 31, 2014	￦	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Profit for the year		￦	917,404	418,973
Adjustments for:
Income tax expense	28		324,553	411,332
Depreciation	11, 15		3,222,085	3,598,472
Amortization of intangible assets	12, 15		270,226	236,046
Gain on foreign currency translation			(63,626)	(76,111)
Loss on foreign currency translation			89,453	55,870
Expenses related to defined benefit plans	17, 26		196,756	159,453
Gain on disposal of property, plant and equipment			(8,989)	(9,620)
Loss on disposal of property, plant and equipment			2,173	1,639
Impairment loss on property, plant and equipment			8,097	853
Loss on disposal of intangible assets			672	452
Impairment loss on intangible assets			492	1,661
Reversal of impairment loss on intangible assets			—	(296)
Finance income			(55,655)	(52,862)
Finance costs			148,129	163,183
Equity in income of equity method accounted investees, net	10		(17,963)	(23,665)
Other income			(14,508)	(412)
Other expenses			277,128	351,953

			4,379,023	4,817,948

Change in trade accounts and notes receivable			(921,433)	(251,752)
Change in other accounts receivable			(14,195)	133,734
Change in other current assets			(219,599)	89,456
Change in inventories			(823,497)	456,766
Change in other non-current assets			(93,987)	(120,054)
Change in trade accounts and notes payable			390,046	(1,110,098)
Change in other accounts payable			(229,679)	(289,441)
Change in accrued expenses			245,373	68,162
Change in other current liabilities			(18,242)	(7,846)
Change in other non-current liabilities			18,248	9,808
Change in provisions			(187,021)	(315,266)
Change in defined benefit liabilities, net			(339,482)	(19,627)

			(2,193,468)	(1,356,158)

Cash generated from operating activities			3,102,959	3,880,763
Income taxes paid			(110,720)	(159,286)
Interests received			39,452	36,686
Interests paid			(167,170)	(173,390)

Net cash provided by operating activities		￦	2,864,521	3,584,773

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014 and 2013

(In millions of won)	Note		2014	2013

Cash flows from investing activities:
Dividends received		￦	1,340	14,582
Proceeds from withdrawal of deposits in banks			1,651,176	1,657,082
Increase in deposits in banks			(1,884,533)	(2,644,204)
Acquisition of investments in equity accounted investees			(324)	(18,744)
Proceeds from disposal of investments in equity accounted investees			8,832	5,023
Acquisition of property, plant and equipment			(2,982,549)	(3,473,059)
Proceeds from disposal of property, plant and equipment			39,647	39,838
Acquisition of intangible assets			(353,298)	(184,754)
Proceeds from disposal of intangible assets			—	1,902
Government grants received			49,424	59,629
Proceeds from collection of short-term loans			8	2
Proceeds from disposal of other financial assets			82	—
Acquisition of other non-current financial assets			(5,129)	(5,410)
Proceeds from disposal of other non-current financial assets			15,500	43,792
Net cash inflow from disposal of subsidiaries, net of cash transferred			8,545	—

Net cash used in investing activities			(3,451,279)	(4,504,321)

Cash flows from financing activities:
Proceeds from short-term borrowings			219,839	1,430,041
Repayments of short-term borrowings			(14,747)	(1,444,717)
Proceeds from issuance of debentures			597,563	587,603
Proceeds from long-term debt			846,759	372,785
Repayments of long-term debt			(503,618)	(301,229)
Repayments of current portion of long-term debt and debentures			(887,296)	(1,195,340)
Capital contribution from non-controlling interests			146,159	159,873

Net cash provided by (used in) financing activities			404,659	(390,984)

Net decrease in cash and cash equivalents			(182,099)	(1,310,532)
Cash and cash equivalents at January 1			1,021,870	2,338,661
Effect of exchange rate fluctuations on cash held			50,068	(6,259)

Cash and cash equivalents at December 31		￦	889,839	1,021,870

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of December 31, 2014, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2014, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2014, there are 22,485,216 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	411

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY	95

LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116

LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT- LCD products	CNY	2,937

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4

LG Display Poland Sp. z o.o.(*3)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT- LCD products	PLN	511

LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT- LCD products	CNY	1,655

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4

L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY	82

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116

LG Display Yantai Co., Ltd. (*5)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT- LCD products	CNY	956

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks

LG Display U.S.A., Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD	11

Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800

LG Display China Co., Ltd. (*6)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	6,103

Unified Innovative Technology, LLC (*7)	Wilmington, U.S.A	100%	December 31	March 12, 2014	Manage intellectual property	USD	9

Money Market Trust	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	18,100

(*1)	In June 2014, the Controlling Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In December 2014, the Controlling Company invested ￦18,112 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. z o.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. Toshiba’s investment in LGDWR had been regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR had been consolidated as a wholly owned subsidiary in the consolidated financial statements prior to the exercise of the options. In November 2014, Toshiba exercised its put option in whole at ￦37,128 million.
(*4)	In December 2014, the Controlling Company invested ￦119,400 million in cash for the capital increase of LG Display Guangzhou Co., Ltd. (“LGDGZ”). There was no change in the Controlling Company’s ownership percentage in LGDGZ as a result of this additional investment.
(*5)	In June 2014, the Controlling Company invested in ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2014, Continued

(*6)	In May 2014, the Controlling Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January, April and September 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ￦105,297 million in cash for the capital increase of LGDCA. In 2014, the Controlling Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%.
(*7)	In March 2014, the Controlling Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Controlling Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Controlling Company invested ￦5,206 million in cash for the capital increase of UNIT.

In June 2014, the Controlling Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized ￦276 million for the difference between the disposal amount and the carrying amount as finance income. In December 2014, the Controlling Company disposed of the entire investments in LG Display Reynosa S.A. de C.V. at ￦6,484 million and recognized ￦4,157 million for the difference between the disposal amount and the carrying amount as finance cost.

Dividends received from consolidated subsidiaries for the years ended December 31, 2014 and 2013 amounted to ￦430,534 million and zero, respectively.

(c)	Cash flows from loss of control of the subsidiaries and carrying amount of assets and liabilities of the subsidiaries upon disposal

(i) LUCOM Display Technology (Kunshan) Limited

(In millions of won)	Amount
Total consideration received	￦	3,383
Cash and cash equivalents held by the subsidiary at disposal		(974)

Net cash flow		2,409

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net	￦	24,105
Inventories		2,640
Property, plant and equipment, net		4,101
Intangible assets, net		514
Other assets		1,000
Liabilities of the disposed subsidiary:
Trade accounts and notes payable		23,874
Borrowings		2,719
Other liabilities		649

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(c)	Cash flows from loss of control of the subsidiary and carrying amount of assets and liabilities of the subsidiary upon disposal, Continued

(ii) LG Display Reynosa S.A. de C.V.

(In millions of won)	Amount
Total consideration received	￦	6,484
Cash and cash equivalents held by the subsidiary at disposal		(348)

Net cash flow		6,136

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net	￦	5,559
Property, plant and equipment, net		2,414
Other assets		2,719
Liabilities of the disposed subsidiary:
Other liabilities		399

(d)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2014				2014
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,867,934	1,823,178	44,756	9,019,130	3,142
LG Display Japan Co., Ltd.		171,716	153,741	17,975	1,608,510	1,675
LG Display Germany GmbH		448,851	443,062	5,789	2,955,383	1,770
LG Display Taiwan Co., Ltd.		399,524	389,753	9,771	2,195,670	2,374
LG Display Nanjing Co., Ltd.		709,192	82,789	626,403	396,246	32,917
LG Display Shanghai Co., Ltd.		553,749	514,407	39,342	2,372,405	5,873
LG Display Poland Sp. z o.o.		199,585	11,308	188,277	76,023	30,293
LG Display Guangzhou Co., Ltd.		1,959,569	1,092,161	867,408	2,277,400	164,663
LG Display Shenzhen Co., Ltd.		306,757	291,645	15,112	2,056,861	1,481
LG Display Singapore Pte. Ltd.		251,422	250,199	1,223	1,209,181	1,947
L&T Display Technology (Xiamen) Limited		6,531	24,617	(18,086)	—	(335)
L&T Display Technology (Fujian) Limited		314,948	251,941	63,007	1,187,511	17,446
LG Display Yantai Co., Ltd.		1,346,589	1,032,278	314,311	1,049,993	76,860
LG Display U.S.A., Inc.		23,191	10,117	13,074	131,622	(3,672)
Nanumnuri Co., Ltd.		2,567	1,305	1,262	9,538	406
LG Display China Co., Ltd.		2,208,485	1,123,609	1,084,876	689,102	16,511
Unified Innovative Technology, LLC		9,118	19	9,099	—	(762)

	￦	10,779,728	7,496,129	3,283,599	27,234,575	352,589

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2013				2013
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,272,929	1,272,334	595	8,030,701	8,710
LG Display Japan Co., Ltd.		151,181	133,310	17,871	2,004,733	1,374
LG Display Germany GmbH		388,814	359,765	29,049	3,612,780	3,019
LG Display Taiwan Co., Ltd.		452,776	408,623	44,153	2,085,437	6,605
LG Display Nanjing Co., Ltd.		639,429	55,164	584,265	449,192	32,819
LG Display Shanghai Co., Ltd.		831,345	798,556	32,789	2,799,815	3,790
LG Display Poland Sp. z o.o.		246,709	63,895	182,814	85,602	2,855
LG Display Guangzhou Co., Ltd.		1,936,297	1,066,976	869,321	2,307,006	225,690
LG Display Shenzhen Co., Ltd.		359,703	346,335	13,368	2,262,882	1,593
LG Display Singapore Pte. Ltd.		276,481	264,601	11,880	1,412,794	5,269
L&T Display Technology (Xiamen) Limited		23,375	40,850	(17,475)	—	(12,163)
L&T Display Technology (Fujian) Limited		307,933	263,776	44,157	1,196,005	6,593
LG Display Yantai Co., Ltd.		555,966	398,520	157,446	550,482	29,762
LUCOM Display Technology (Kunshan) Limited		26,531	19,633	6,898	66,491	(3,134)
LG Display U.S.A., Inc.(*)		32,932	16,444	16,488	138,052	3,318
Nanumnuri Co., Ltd.		1,852	997	855	6,034	257
LG Display China Co., Ltd.		804,561	238,666	565,895	—	(9,441)

	￦	8,308,814	5,748,445	2,560,369	27,008,006	306,916

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(e)	Associates and Joint ventures (Equity Method Investees) as of December 31, 2014

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2013
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	138,912
Global OLED Technology LLC	Herndon, U.S.A	33%	33%	December 31	December 2009	Managing and licensing OLED patents		28,733
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs		77,162
TLI Inc. (*2)	Seongnam, South Korea	10%	10%	December 31	October 1998	Manufacture and sell semiconductor parts		5,400
AVACO Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		11,680
New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		41,199

LIG ADP Co., Ltd. (*2)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		2,094

WooRee E&L Co., Ltd.	Ansan, South Korea	21%	21%	December 31	June 2008	Manufacture LED back light unit packages		23,111

LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		14,396

Can Yang Investments Limited (*2)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts		9,467

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

1.	Reporting Entity, Continued

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2013
YAS Co., Ltd. (*2)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	11,019
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,503
AVATEC Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	August 2000	Process and sell glass for FPDs		18,773
Glonix Co., Ltd.	Gimhae, South Korea	20%	20%	December 31	October 2006	Manufacture and sell LCD		195

							￦	407,644

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January, March, September and December 2014, the Controlling Company received ￦1,035 million, ￦921 million, ￦1,596 million and ￦3,646 million, respectively, from the Fund as capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.

In March 2014, the Controlling Company disposed of the entire investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,634 million and recognized ￦156 million for the difference between the disposal amount and the carrying amount as finance cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 27, 2015, which will be submitted for approval to the shareholders’ meeting to be held on March 13, 2015.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in the consolidated financial statements.

The following amendments to standards and an interpretation were adopted with a date of initial application of January 1, 2014 are as follows.

•	Amendments to K-IFRS No. 1032, Financial Instruments: Presentation

•	Amendments to K-IFRS No. 1036, Impairment of Assets, and

•	K-IFRS No. 2121, Levies

The nature and effects of the changes are explained below.

(i) Presentation of financial instruments

The Group has adopted amendments to K-IFRS No.1032, Financial Instruments: Presentation, since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. There is no impact of applying this amendment on the consolidated financial statements.

(ii) Disclosure of the recoverable amount

The Group has adopted amendments to K-IFRS No. 1036, Impairment of Assets, since January 1, 2014. The amendments require the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. They also require the disclosure of additional information about that fair value measurement. In addition, if the recoverable amount of impaired assets based on fair value less costs of disposal was measured using a present value technique, the amendments also require the disclosure of the discount rates that have been used in the current and previous measurements. There is no significant impact of applying this amendment on the consolidated financial statements.

(iii) Levies

The Group has adopted K-IFRS No. 2121, Levies, since January 1, 2014. K-IFRS No. 2121 is an Interpretation of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments. K-IFRS No. 1037 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (or “obligating event”). K-IFRS No. 2121 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other K-IFRSs should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense. There is no impact of applying this interpretation on the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(v) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2014, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

5.	Risk Management, Continued

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

ii) Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2014		December 31, 2013
Total liabilities	￦	11,183,613	10,917,864
Total equity		11,783,410	10,797,420
Cash and deposits in banks (*1)		2,416,321	2,323,409
Borrowings (including bonds)		4,247,386	3,902,779
Total liabilities to equity ratio		95%	101%
Net borrowings to equity ratio (*2)		16%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Current assets
Cash and cash equivalents
Demand deposits	￦	889,839	1,021,870
Deposits in banks
Time deposits	￦	1,453,677	1,231,539
Restricted cash (*)		72,805	70,000

	￦	1,526,482	1,301,539

Non-current assets
Deposits in banks
Restricted cash (*)		8,427	13

	￦	2,424,748	2,323,422

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Trade, net	￦	2,572,880	2,441,087
Due from related parties		871,597	687,539

	￦	3,444,477	3,128,626

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Non-trade accounts receivable, net	￦	101,027	79,055
Accrued income		18,451	10,482
Short-term loans		—	8

	￦	119,478	89,545

Due from related parties included in other accounts receivable, as of December 31, 2014 and 2013 are ￦13,694 million and ￦5,005 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Advance payments	￦	11,960	10,854
Prepaid expenses		48,858	50,234
Value added tax refundable		435,847	187,337
Others		—	3,557

	￦	496,665	251,982

Non-current assets
Long-term prepaid expenses	￦	257,769	213,682
Others		2,900	3,500

	￦	260,669	217,182

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Finished goods	￦	1,200,592	733,987
Work-in-process		745,614	605,718
Raw materials		426,380	261,947
Supplies		381,512	331,589

	￦	2,754,098	1,933,241

For the years ended December 31, 2014 and 2013, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2014		2013
Inventories recognized as cost of sales	￦	22,667,134	23,524,851
Including: inventory write-downs		332,699	211,363
Including: reversal and usage of inventory write downs		(211,363)	(135,720)

There were no significant reversals of inventory write-downs recognized during 2014 and 2013.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Deposits	￦	681	919
Available-for-sale financial assets		2,569	—

	￦	3,250	919

Non-current assets
Available-for-sale financial assets	￦	6,831	16,908
Deposits		18,921	20,520
Long-term other accounts receivable		7,859	8,818

	￦	33,611	46,246

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2014		December 31, 2013
Current assets
Debt securities
Government bonds	￦	2,569	—

Non-current assets
Debt securities
Government bonds	￦	668	2,838
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Siliconworks Co., Ltd.		—	11,281
Henghao Technology Co., Ltd.		3,372	—
Other		118	116

		6,163	14,070

	￦	9,400	16,908

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2014		December 31, 2013
Suzhou Raken Technology Co., Ltd.	￦	138,912	134,508
Global OLED Technology LLC		28,733	31,162
Paju Electric Glass Co., Ltd.		77,162	79,417
TLI Inc. (*)		5,400	5,596
AVACO Co., Ltd. (*)		11,680	8,892
New Optics Ltd.		41,199	34,095
LIG ADP Co., Ltd.(*)		2,094	1,523
WooRee E&L Co. Ltd (*)		23,111	27,273
LB Gemini New Growth Fund No.16		14,396	19,483
Can Yang Investments Limited		9,467	11,754
YAS Co., Ltd.		11,019	9,826
Eralite Optoelectronics (Jiangsu) Co., Ltd.		—	1,830
Narenanotech Corporation		25,503	25,497
AVATEC Co., Ltd.(*)		18,773	15,680
Glonix Co., Ltd.		195	—

	￦	407,644	406,536

(*)	Based on quoted market prices at December 31, 2014, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., WooRee E&L Co.Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦6,891 million, ￦10,437 million, ￦12,630 million, ￦14,688 million and ￦31,270 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2014 and 2013 amounted to ￦1,058 million and ￦14,276 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2013 and 2014 of significant joint venture are as follows.

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2014		December 31, 2013
Total assets	￦	473,486	624,546
Current assets		373,640	513,044
Non-current assets		99,846	111,502
Total liabilities		199,313	360,146
Current liabilities		199,313	360,146

(In millions of won)	2014		2013
Revenue	￦	1,177,261	1,789,364
Profit for the year		5,452	8,077
Other comprehensive income		4,321	3,024
Total comprehensive income		9,773	11,101

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2014		December 31, 2013
Cash and cash equivalents	￦	18,648	28,165

(In millions of won)	2014		2013
Depreciation	￦	9,611	11,607
Amortization		531	619
Interest income		4,043	2,323
Interest expense		17	307
Income tax expense		2,704	2,070

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

10.	Investments in Equity Accounted Investees, Continued

(c)	Reconciliation from financial information of significant joint ventures to their carrying value in the consolidated financial statements as of December 31, 2014 and 2013 are as follows:

(i) As of December 31, 2014

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	274,173	51%	139,828	(916)	138,912

(ii) As of December 31, 2013

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	264,400	51%	134,844	(336)	134,508

(d)	Book value of individually non-significant joint ventures and associates in aggregate is as follows:

(i) As of December 31, 2014

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Individually non-significant joint venture	￦	28,733	(3,461)	1,032	(2,429)
Individually non-significant associates		239,999	19,224	(10,369)	8,855

(ii) As of December 31, 2013

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint venture	￦	31,162	(4,388)	(554)	(4,942)
Individually non-significant associates		240,866	22,952	(20,773)	2,179

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

10.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in equity accounted investees for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
		2014
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	134,508	—	—	2,200	2,204	—	138,912
Associates	Individually non- significant joint venture		31,162	—	—	(3,461)	1,032	—	28,733
	Individually non- significant associates		240,866	(8,664)	(1,058)	19,224	(10,369)	—	239,999

		￦	406,536	(8,664)	(1,058)	17,963	(7,133)	—	407,644

(In millions of won)
		2013
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	128,751	11,918	(12,804)	5,101	1,542	—	134,508
Associates	Individually non- significant joint venture		39,760	(3,656)	—	(4,388)	(554)	—	31,162
	Individually non- significant associates		233,647	5,381	(1,472)	22,952	(20,773)	1,131	240,866

		￦	402,158	13,643	(14,276)	23,665	(19,785)	1,131	406,536

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2014 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2014	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533
Accumulated depreciation as of January 1, 2014		—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)
Accumulated impairment loss as of January 1, 2014	￦	—	—	(839)	(1)	—	(13)	(853)

Book value as of January 1, 2014		438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334
Additions		—	—	—	—	2,868,331	—	2,868,331
Depreciation		—	(269,049)	(2,878,246)	(55,090)	—	(19,700)	(3,222,085)
Impairment loss		—	—	(8,097)	—	—	—	(8,097)
Disposals		(3,778)	(9,507)	(14,786)	(124)	(4,414)	(222)	(32,831)
Change due to disposal of a subsidiary		—	—	(3,280)	(2,453)	—	(782)	(6,515)
Others (*2)		4	336,522	4,052,158	66,809	(4,477,903)	22,410	—
Effect of movements in exchange rates		—	5,814	47,454	317	(8,852)	420	45,153
Subsidy received		—	—	(49,424)	—	—	—	(49,424)

Book value as of December 31, 2014	￦	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866

Acquisition cost as of December 31, 2014	￦	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250

Accumulated depreciation as of December 31, 2014	￦	—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(8,167)	(1)	—	(13)	(8,181)

(*1)	As of December 31, 2014, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447
Accumulated depreciation as of January 1, 2013		—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)
Accumulated impairment loss as of January 1, 2013	￦	—	—	—	—	—	—	—

Book value as of January 1, 2013		440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511
Additions		—	—	—	—	2,390,259	—	2,390,259
Depreciation		—	(268,494)	(3,244,953)	(65,210)	—	(19,815)	(3,598,472)
Impairment loss		—	—	(839)	(1)	—	(13)	(853)
Disposals		(3,579)	(8,521)	(18,873)	(478)	—	(406)	(31,857)
Others (*2)		962	82,952	434,039	34,434	(563,453)	11,066	—
Effect of movements in exchange rates		—	(535)	(7,744)	(85)	9,764	(25)	1,375
Subsidy received		—	(1,744)	—	—	(57,885)	—	(59,629)

Book value as of December 31, 2013	￦	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334

Acquisition cost as of December 31, 2013	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533

Accumulated depreciation as of December 31, 2013	￦	—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(839)	(1)	—	(13)	(853)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Capitalized borrowing costs	￦	35,771	26,144
Capitalization rate		4.23%	4.56%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2014 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2014	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243
Accumulated amortization as of January 1, 2014		(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)
Accumulated impairment loss as of January 1, 2014	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

Book value as of January 1, 2014		93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185
Additions - internally developed		—	—	—	267,081	—	—	—	—	—	267,081
Additions - external purchases		26,160	—	—	—	84,797	—	—	—	—	110,957
Amortization (*1)		(17,754)	(70,802)	—	(176,700)	—	(3,428)	(1,106)	—	(436)	(270,226)
Disposals		(672)	—	—	—	—	—	—	—	—	(672)
Change due to disposal of a subsidiary		—	(514)	—	—	—	—	—	—	—	(514)
Impairment loss		—	—	(492)	—	—	—	—	—	—	(492)
Transfer from construction-in-progress		—	90,274	—	—	(90,274)	—	—	—	—	—
Effect of movements in exchange rates		—	2,331	—	—	20	—	—	—	—	2,351

Book value as of December 31, 2014	￦	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670

Acquisition cost as of December 31, 2014	￦	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925

Accumulated amortization as of December 31, 2014	￦	(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(9,742)	—	—	—	—	—	—	(9,742)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904
Accumulated amortization as of January 1, 2013		(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)
Accumulated impairment loss as of January 1, 2013	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Book value as of January 1, 2013		86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602
Additions - internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Additions - external purchases		22,996	—	1,248	—	62,709	—	—	—	3	86,956
Amortization (*1)		(15,214)	(87,164)	—	(128,350)	—	(3,427)	(1,107)	—	(784)	(236,046)
Disposals		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Impairment loss		—	(35)	(1,330)	—	—	—	—	—	—	(1,365)
Transfer from construction-in-progress		—	54,227	—	—	(54,227)	—	—	—	—	—
Effect of movements in exchange rates		—	121	—	—	—	—	—	—	—	121

Book value as of December 31, 2013	￦	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185

Acquisition cost as of December 31, 2013	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243

Accumulated amortization as of December 31, 2013	￦	(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013

Cash and cash equivalents	￦	889,839	1,021,870
Deposits in banks		1,534,909	1,301,552
Trade accounts and notes receivable, net		3,444,477	3,128,626
Other accounts receivable, net		119,478	89,545
Available-for-sale financial assets		3,237	2,838
Other non-current financial assets		7,859	8,818
Deposits		19,602	21,439

	￦	6,019,401	5,574,688

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013

Domestic	￦	406,163	264,703
Euro-zone countries		309,296	302,920
Japan		135,972	111,397
United States		1,300,700	1,048,005
China		746,111	784,597
Taiwan		378,272	438,929
Others		167,963	178,075

	￦	3,444,477	3,128,626

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date is as follows:

(In millions of won)
	December 31, 2014			December 31, 2013
	Book value		Impairment loss	Book value	Impairment loss

Not past due	￦	3,412,933	(762)	3,091,184	(317)
Past due 1-15 days		26,220	(30)	30,005	(8)
Past due 16-30 days		4,130	(13)	7,504	(1)
Past due 31-60 days		1,830	(18)	82	(1)
Past due more than 60 days		189	(2)	181	(3)

	￦	3,445,302	(825)	3,128,956	(330)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)
	2014		2013

Balance at the beginning of the year	￦	330	1,019
(Reversal of) Bad debt expense		495	(689)

Balance at the end of the year	￦	825	330

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2014.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	649,140	720,878	9,927	10,092	20,073	680,786	—
Unsecured bank loans		1,003,563	1,021,287	266,552	99,823	393,746	260,548	618
Unsecured bond issues		2,594,683	2,799,414	249,662	454,352	1,060,631	1,034,769	—
Trade accounts and notes payable		3,391,635	3,391,635	3,391,635	—	—	—	—
Other accounts payable		1,494,095	1,494,208	1,481,243	12,965	—	—	—
Other non-current liabilities		12,924	14,092	—	—	10,760	3,332	—

	￦	9,146,040	9,441,514	5,399,019	577,232	1,485,210	1,979,435	618

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2014
	USD	JPY	CNY	TWD	EUR	PLN	BRL
Cash and cash equivalents	507	1,221	1,565	146	1	79	—
Trade accounts and notes receivable	2,737	682	962	—	—	—	—
Other accounts receivable	13	—	205	1	21	—	—
Long-term other accounts receivable	6	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	255	18	7	—	—	—
Trade accounts and notes payable	(1,750)	(21,468)	(1,233)	—	—	—	—
Other accounts payable	(268)	(6,056)	(1,522)	(128)	(20)	(11)	(34)
Long-term other accounts payable	—	—	(1)	—	—	—	—
Debt	(1,508)	—	—	—	—	—	—

Net exposure	(262)	(25,366)	(6)	26	2	68	(34)

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts and notes payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2014		2013	December 31, 2014		December 31, 2013
USD	￦	1,052.70	1,094.79	￦	1,099.20	1,055.30
JPY		9.96	11.23		9.20	10.05
CNY		170.83	178.06		176.81	174.09
TWD		34.73	36.89		34.69	35.32
EUR		1,398.37	1,453.39		1,336.52	1,456.26
PLN		334.20	346.39		312.49	351.11
SGD		830.71	875.08		831.75	832.75
BRL		448.16	509.26		413.62	446.75

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2014 and 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2014			December 31, 2013
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(15,674)	3,829	15,198	22,224
JPY (5 percent weakening)		(9,701)	(6,169)	(11,007)	(7,526)
CNY (5 percent weakening)		197	(757)	(6,267)	(515)
TWD (5 percent weakening)		46	—	28	(4)
EUR (5 percent weakening)		(360)	1,511	250	1,877
PLN (5 percent weakening)		981	242	669	494
SGD (5 percent weakening)		—	—	31	—
BRL (5 percent weakening)		(533)	(533)	—	—

A stronger won against the above currencies as of December 31, 2014 and 2013 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Fixed rate instruments
Financial assets	￦	2,427,972	2,326,247
Financial liabilities		(2,822,170)	(3,156,590)

	￦	(394,198)	(830,343)

Variable rate instruments
Financial liabilities	￦	(1,425,216)	(746,189)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2014 and 2013 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2014
Variable rate instruments	￦	(10,803)	10,803	(10,803)	10,803

December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2014				December 31, 2013
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	3,237	3,237		14,235	14,235
Assets carried at amortized cost
Cash and cash equivalents	￦	889,839		(*)	1,021,870		(*)
Deposits in banks		1,534,909		(*)	1,301,552		(*)
Trade accounts and notes receivable		3,444,477		(*)	3,128,626		(*)
Other accounts receivable		119,478		(*)	89,545		(*)
Other non-current financial assets		7,859		(*)	8,818		(*)
Deposits		19,602		(*)	21,439		(*)
Liabilities carried at amortized cost
Secured bank loans	￦	649,140	649,140		26,383	26,383
Unsecured bank loans		1,003,563	1,003,590		1,241,981	1,266,521
Unsecured bond issues		2,594,683	2,667,092		2,634,415	2,689,697
Trade accounts and notes payable		3,391,635		(*)	2,999,522		(*)
Other accounts payable		1,494,095	1,493,869		1,374,664	1,374,719
Other non-current liabilities		12,924	13,376		9,879	9,959

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2014 and 2013 are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
ARCH Venture Fund Vill, L.P.		118	—
Henghao Technology Co., Ltd.		3,372	—

	￦	6,163	2,673

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	￦	3,237	—	—	3,237

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,235	—	—	14,235

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	￦	—	—	649,140	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,003,590	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,493,869	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,376	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2013				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	￦	—	—	26,383	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,266,521	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,689,697	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,374,719	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,959	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2014	December 31, 2013

Debentures, loans and others	2.23%~2.60%	2.81%~3.84%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Current
Short-term borrowings	￦	223,626	21,090
Current portion of long-term debt		744,283	886,852

	￦	967,909	907,942

Non-current
Won denominated borrowings	￦	4,452	503,968
Foreign currency denominated borrowings		1,289,837	495,991
Bonds		1,985,188	1,994,878

	￦	3,279,477	2,994,837

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013
Korea Development Bank and others (*)	0.49~0.52	￦	219,839		—
Woori Bank	—		—		90
Industrial and Commercial Bank of China and others	0.66		3,787		21,000

		USD	203	USD	15
Foreign currency equivalent			—	CNY	31

		￦	223,626		21,090

(*)	The Group recognized ￦3,993 million as interest expense in relation to the above short-term borrowings for the year ended December 31, 2014.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

14.	Financial Liabilities, Continued

(c)	Won denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013
Woori Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	7,336	11,932
Korea Development Bank and others	4.51~4.96		—	496,632
Less current portion of long-term debt			(2,884)	(4,596)

		￦	4,452	503,968

(d)	Foreign currency denominated long-term debt at the reporting date is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2014 (%)(*)	December 31, 2014		December 31, 2013
China Construction Bank and others	3ML+0.90~2.80	￦	1,421,741		738,710

Foreign currency equivalent		USD	1,305	USD	700
Less current portion of long-term debt			(131,904)		(242,719)

		￦	1,289,837		495,991

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2014 (%)	December 31, 2014		December 31, 2013

Won denominated bonds (*)
Publicly issued bonds	June 2015~ October 2019	2.40~5.89	￦	2,600,000	2,640,000
Less discount on bonds				(5,317)	(5,585)
Less current portion				(609,495)	(639,537)

			￦	1,985,188	1,994,878

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Changes in inventories	￦	(820,857)	456,766
Purchases of raw materials, merchandise and others		14,384,289	14,293,048
Depreciation and amortization		3,492,311	3,834,518
Outsourcing fees		1,084,460	736,744
Labor cost		2,924,573	2,618,910
Supplies and others		1,021,469	1,025,938
Utility		785,129	730,174
Fees and commissions		498,192	465,902
Shipping costs		245,217	271,570
Advertising		106,509	144,847
Warranty expenses		187,771	116,766
Travel		74,968	59,946
Taxes and dues		70,523	75,983
Others		1,176,098	1,319,329

(*)	￦	25,230,652	26,150,441

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Salaries	￦	256,869	232,362
Expenses related to defined benefit plans		27,618	22,037
Other employee benefits		68,826	70,254
Shipping costs		199,853	215,017
Fees and commissions		182,548	197,237
Depreciation		90,180	96,115
Taxes and dues		25,370	33,998
Advertising		106,509	144,847
Warranty expenses		187,771	116,766
Rent		22,048	23,299
Insurance		11,518	11,887
Travel		23,772	22,564
Training		12,572	12,080
Others		51,392	50,680

	￦	1,266,846	1,249,143

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

17.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

The defined benefit plans expose the Group actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized net defined benefit liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Present value of partially funded defined benefit obligations	￦	1,114,689	807,738
Fair value of plan assets		(790,509)	(488,651)

	￦	324,180	319,087

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Opening defined benefit obligations	￦	807,738	672,370
Current service cost		159,239	149,979
Past service cost		21,990	—
Interest cost		34,596	26,019
Remeasurements (before tax)		144,100	(1,373)
Benefit payments		(54,555)	(41,264)
Transfers from related parties		1,584	2,007
Disposal of a subsidiary		(3)	—

Closing defined benefit obligations	￦	1,114,689	807,738

Weighted average remaining maturity of defined benefit obligations as of December 31, 2014 and 2013 are 13.7 years and 13.4 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Opening fair value of plan assets	￦	488,651	491,730
Expected return on plan assets		19,069	16,545
Remeasurements (before tax)		(3,722)	6
Contributions by employer directly to plan assets		330,000	15,000
Benefit payments		(43,489)	(34,630)

Closing fair value of plan assets	￦	790,509	488,651

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013
Guaranteed deposits in banks	￦	790,509	488,651

As of December 31, 2014, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Controlling Company’s estimated contribution to the plan assets for the year ending December 31, 2015 is ￦107,291 million under the assumption that the Controlling Company continues to maintain the plan assets at 70% of the amount payable and all the employees of the Controlling Company would leave the Controlling Company on December 31, 2015.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Current service cost	￦	159,239	149,979
Past service cost		21,990	—
Net interest cost		15,527	9,474

	￦	196,756	159,453

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2014		2013
Cost of sales	￦	157,324	126,716
Selling expenses		11,872	10,478
Administrative expenses		15,252	11,559
Research and development expenses		12,308	10,700

	￦	196,756	159,453

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014		2013
Balance at January 1	￦	(85,860)	(86,524)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(24,399)	(33,447)
Demographic assumptions		7,016	(3,791)
Financial assumptions		(126,717)	38,611
Return on plan assets		(3,722)	6
Share of associates regarding remeasurements		189	(381)

		(147,633)	998

Income tax		35,773	(334)

Balance at December 31	￦	(197,720)	(85,860)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2014	December 31, 2013

Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	3.5%	4.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2014	December 31, 2013
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.01%	0.01%
Fifties	Males	0.06%	0.06%
	Females	0.03%	0.03%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2014 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(132,479)	162,165
Expected rate of salary increase		157,968	(131,892)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

18.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2014 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2014	￦	156,557	47,336	1,843	205,736
Additions		46,681	187,771	—	234,452
Usage and reclassification		(54,935)	(183,143)	(212)	(238,290)

Balance at December 31, 2014	￦	148,303	51,964	1,631	201,898

Current	￦	148,303	43,950	1,631	193,884
Non-current	￦	—	8,014	—	8,014

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2014		December 31, 2013

Current liabilities
Withholdings	￦	18,991	26,865
Unearned revenues		12,394	4,732

	￦	31,385	31,597

Non-current liabilities
Long-term accrued expenses	￦	594	335,447
Long-term other accounts payable		12,924	39,559
Long-term unearned revenues		8,623	7,494

	￦	22,141	382,500

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,058 million (￦2,262,681 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2014, accounts and notes receivable amounting to USD 200 million (￦219,839 million) were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. Respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	100,000	100,000		—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	329,760	USD	56	61,363
	Hongkong & Shanghai Banking Corp.		Not applicable		USD	181	198,595
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	105	115,416	USD	28	30,655
	Hongkong & Shanghai Banking Corp.	USD	150	164,880	USD	87	95,911
	Sumitomo Mitsui Banking Corporation	USD	200	219,840	USD	139	152,212
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	137,400	USD	91	99,429
	Hongkong & Shanghai Banking Corp.	USD	58	64,182	USD	58	64,182
	Bank of China Limited		Not applicable		USD	12	13,073
LG Display Shenzhen Co., Ltd.	Bank of China Limited		Not applicable		USD	53	58,544
	Standard Chartered Bank		Not applicable		USD	7	7,455

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

19.	Commitments, Continued

Factoring and securitization of accounts receivable

(In millions of USD and KRW)	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
LG Display Germany GmbH	Citibank	USD	200	219,840	USD	121	133,223
	BNP Paribas	USD	132	145,094	USD	75	82,439
	Commerzbank AG, etc.		Not applicable		USD	21	23,587
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	500	549,600	USD	500	549,567
	Sumitomo Mitsui Banking Corporation	USD	250	274,800	USD	105	115,845
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	98,928	USD	3	3,398

		USD	2,110	2,319,740	USD	1,537	1,689,478

		USD	2,110	2,419,740	USD	1,537	1,689,478

		KRW	100,000		KRW	—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2014, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦16,488 million), USD 15 million (￦16,488 million) with China Construction Bank, USD 80 million (￦87,936 million) with Bank of China, USD 60 million (￦65,952 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (￦32,976 million) with Hana Bank.

Payment guarantees

The Controlling Company obtained payment guarantees from Korea Exchange Bank for borrowings amounting to USD 200 million (￦219,840 million) and USD 8.5 million (￦9,343 million) from Royal Bank of Scotland for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (￦6,441 million), CNY 4,225 million (￦747,022 million), TWD 16 million (￦555 million) and PLN 0.2 million (￦62 million), respectively, for their local tax payments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

19.	Commitments, Continued

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (￦65,952 million) and JPY 8,000 million (￦73,611 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2014, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2014, the Controlling Company’s balance of advances received from a customer amount to USD 405 million (￦445,183 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 140 million (￦153,888 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 600 million (￦659,520 million) from China Construction Bank, as of December 31, 2014, the Group provided its property, plant and equipment and others with carrying amount of ￦1,447,607 million as pledged assets.

20.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2014. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

20.	Legal proceedings, Continued

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Controlling Company is currently defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliates, CompuCom Systems, Inc., NECO Alliance LLC and the attorney general of Illinois. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2014 and December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2013 to December 31, 2014.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c)	Dividends

The dividends of ￦178,908 million (￦500 won per share) are determined by the board of directors in 2015 but have not been paid yet. There are no income tax consequences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2014 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 1 and 10.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2014 and 2013 are as follows:

Classification	December 31, 2014	December 31, 2013
	ADP System Co., Ltd.	ADP System Co., Ltd.
Subsidiaries of associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Innotek Poland Sp. z o.o.	LG Innotek Poland Sp. z o.o.
	LG Innotek (Guangzhou) Co., Ltd.	LG Innotek (Guangzhou) Co., Ltd.
	LG Innotek Huizhou Co., Ltd	-
	LG Innotek USA, Inc.	-
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

Classification	December 31, 2014	December 31, 2013
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Electronics (Hangzhou) Co., Ltd.	LG Electronics (Hangzhou) Co., Ltd.
	LG Electronics Polska Sp. z o.o.	-
	LG Electronics Philippines Inc.	-
	LG Electronics Singapore PTE LTD.	-
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
	Hi Logistics (China) Co., Ltd.	Hi Logistics (China) Co., Ltd.
	LG Electronics Alabama Inc.	-
	LG Electronics Japan, Inc.	-
	LG Electronics U.S.A., Inc.	-
	LG Electronics Vietnam Haiphong Co., Ltd.P.T. LG Electronics Indonesia	-
	Hientech (Tianjin) Co., Ltd.	-
	Hi M Solutek	-

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Short-term benefits	￦	2,607	2,591
Expenses related to the defined benefit plan		355	1,139

	￦	2,962	3,730

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	￦	190,780	—	—	—	101,830	2,045

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	579	—	56,412	—	11,057	2,015
LIG ADP Co., Ltd.		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	202,915	—	3,754
AVATEC Co., Ltd.		—	265	143	—	92,353	360
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	4,951
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
Shibo Electric Co., Ltd.		103,091	—	686,100	—	106,311	55
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	4,418	—	497
YAS Co., Ltd.		—	—	734	21,614	—	460

	￦	103,711	1,058	1,445,697	254,467	209,721	20,382

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	2,157,472	—	60,002	267,212	—	73,255

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		342,474	—	—	—	—	1,719
LG Electronics RUS, LLC		530,121	—	—	—	—	—
LG Electronics do Brasil Ltda.		363,092	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	13,082
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,993	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		188,993	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		114,458	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		193,246	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		571,252	—	—	—	—	—
LG Electronics Shenyang Inc.		175,424	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		28,177	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Reynosa, S.A. DE C.V.	￦	960,523	—	—	—	—	1,065
LG Electronics Wroclaw Sp. z o.o.		719,543	—	—	—	—	62
Others		50	—	810	—	—	67,149

	￦	4,447,802	—	510,162	29,993	—	83,581

	￦	6,899,765	1,058	2,015,861	551,672	311,551	179,263

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	480,897	12,804	—	—	166,571	2

Associates and their subsidiaries
New Optics Ltd.	￦	—	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	—	666	8,743	—	3,102
TLI Inc.		—	—	58,881	—	—	1,473
AVACO Co., Ltd.		—	—	665	45,067	—	4,762
AVATEC Co., Ltd.		—	292	23	—	61,738	3,897
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	265
Paju Electric Glass Co., Ltd.		—	—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		—	880	—	—	—	—
Shibo Electric Co., Ltd.		11,931	—	730,010	—	64,022	59
Narenanotech Corporation		—	300	328	2,061	—	412
Glonix Co., Ltd.		—	—	5,209	—	—	115
ADP System Co., Ltd.		—	—	924	1,524	—	692
YAS Co., Ltd.		—	—	1,941	82,483	—	855

	￦	11,931	1,472	1,610,290	139,878	128,230	26,660

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,971,781	—	39,237	208,531	—	38,450

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	—	77
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		437,771	—	—	—	—	—
LG Electronics RUS, LLC		632,009	—	—	—	—	—
LG Electronics do Brasil Ltda.		308,432	—	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	—	5,488
LG Innotek Co., Ltd.		6,139	—	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	—	5,937	—		151
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,344	—	406
Qingdao LG Inspur Digital Communication Co., Ltd.		32,585	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		59,715	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		289,670	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		365,054	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(In millions of won)	2013
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Shenyang Inc.	￦	156,577	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		34,139	—	—	—	—	—
LG Electronics Reynosa S.A. DE C.V.		795,326	—	—	—	—	300
LG Electronics Wroclaw Sp. z o.o.		872,763	—	—	—	—	104
Others		132	—	2,229	—	—	3,703

	￦	4,210,477	—	463,402	29,344	—	46,110

	￦	6,675,086	14,276	2,112,929	377,753	294,801	111,222

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2013	December 31, 2014	December 31, 2013
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	27,750	66,855	—	104,119
Global OLED Technology LLC		—	—	505	—

	￦	27,750	66,855	505	104,119

Associates and their subsidiaries
New Optics Ltd.	￦	440	—	14,785	8,998
LIG ADP Co., Ltd.		—	—	2,471	1,649
TLI Inc.		—	—	14,086	10,418
AVACO Co., Ltd.		—	—	14,236	15,390
AVATEC Co., Ltd.		—	—	10,645	10,041
AVATEC Electronics Yantai Co., Ltd.		—	—	247	1,122
Paju Electric Glass Co., Ltd.		—	—	82,792	108,379
Shinbo Electric Co., Ltd.		58,207	4,562	113,660	165,823
Narenanotech Corporation		—	—	1,532	1,766
Glonix Co., Ltd.		—	—	1,752	1,987
ADP System Co., Ltd.		—	—	1,941	1,410
YAS Co., Ltd.		—	—	7,300	17,156

	￦	58,647	4,562	265,447	344,139

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	385,403	278,165	114,291	74,085

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

22.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2014		December 31, 2013	December 31, 2014	December 31, 2013
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	13,825	7,414	—	—
LG Electronics do Brasil Ltda.		12,011	1,750	97	—
LG Electronics Thailand Co., Ltd.		17,792	10,141	—	—
LG Electronics RUS, LLC		71,912	91,018	—	—
LG Innotek Co., Ltd.		4	3	88,661	84,727
Qingdao LG Inspur Digital Communication Co., Ltd.		68,754	24,671	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		44,872	15,824	—	—
LG Electronics Mexicali, S.A. DE C.V.		5,389	1,649	—	—
LG Electronics Mlawa Sp. z o.o.		68,397	55,908	—	—
LG Electronics Nanjing Display Co., Ltd.		23,342	79,978	575	216
LG Electronics Shenyang Inc.		15,659	25,578	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,394	3,334	—	—
LG Electronics Reynosa, S.A. DE C.V.		34,668	5,027	94	—
LG Electronics Wroclaw Sp. z o.o.		13,742	11,736	14	—
LG Electronics Vietnam Haiphong Co., Ltd.		13,491	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	7,079	1,867
HiEntech Co., Ltd.		—	—	5,954	1,176
Others		4,239	8,931	5,526	4,541

	￦	413,491	342,962	108,000	92,527

	￦	885,291	692,544	488,243	614,870

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

23.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2014 and 2013.

(a)	Revenue by geography

(In millions of won)
Region	2014		2013
Domestic	￦	2,608,344	2,691,826
Foreign
China		15,773,847	15,229,822
Asia (excluding China)		3,050,652	3,039,652
United States		2,025,978	2,446,128
Europe (excluding Poland)		1,527,003	2,211,073
Poland		1,469,705	1,414,534

	￦	23,847,185	24,341,209

	￦	26,455,529	27,033,035

Sales to Company A and Company B constituted 28% and 27% of total revenue, respectively, for the year ended December 31, 2014 (2013: 23% and 26%). The Group’s top ten end-brand customers together accounted for 79% of sales for the year ended December 31, 2014 (2013: 76%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2014
	Property, plant and equipment		Intangible assets
Domestic	￦	8,699,862	548,086
Foreign
China		2,588,511	20,954
Others		114,493	7,630

	￦	2,703,004	28,584

	￦	11,402,866	576,670

(In millions of won)
Region	December 31, 2013
	Property, plant and equipment		Intangible assets
Domestic	￦	10,293,502	461,635
Foreign
China		1,367,276	5,440
Others		147,556	1,110

	￦	1,514,832	6,550

	￦	11,808,334	468,185

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

23.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2014		2013
Panels for:
TFT-LCD televisions	￦	10,415,105	11,779,116
Desktop monitors		4,660,151	5,255,564
Tablet products		3,541,607	3,574,812
Notebook computers		2,668,806	2,818,572
Mobile and others		5,169,860	3,604,971

	￦	26,455,529	27,033,035

24.	Revenue

Details of revenue for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Sales of goods	￦	26,415,748	26,982,085
Royalties		14,582	19,405
Others		25,199	31,545

	￦	26,455,529	27,033,035

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Rental income	￦	6,549	10,373
Foreign currency gain		988,366	1,068,646
Gain on disposal of property, plant and equipment		8,989	9,620
Reversal of impairment loss on intangible assets		—	296
Reversal of allowance for doubtful accounts for other receivables		—	412
Commission earned		2,486	3,589
Others (*)		65,513	15,818

	￦	1,071,903	1,108,754

(*)	A gain amounting to ￦34,804 million as a result of the Controlling Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included in 2014.

(b)	Details of other non-operating expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Other bad debt expense	￦	531	—
Foreign currency loss		962,693	987,868
Loss on disposal of property, plant and equipment		2,173	1,639
Impairment loss on property, plant, and equipment		8,097	853
Loss on disposal of intangible assets		672	452
Impairment loss on intangible assets		492	1,661
Donations		11,901	16,514
Expenses related to legal proceedings or claims and others		108,512	259,601

	￦	1,095,071	1,268,588

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013

Salaries and wages	￦	2,351,306	2,084,579
Other employee benefits		408,073	410,253
Contributions to National Pension plan		64,078	61,788
Expenses related to defined benefit plan		196,756	159,453

	￦	3,020,213	2,716,073

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Finance income
Interest income	￦	49,105	39,441
Dividend income		282	306
Foreign currency gain		55,000	141,975
Gain on disposal of available-for-sale financial assets		780	—
Gain on disposal of investment in a subsidiary		276	—
Gain on disposal of investments in equity accounted investees		—	3,289

	￦	105,443	185,011

Finance costs
Interest expense	￦	109,776	158,818
Foreign currency loss		84,649	198,980
Loss on disposal of investment in a subsidiary		4,157	—
Loss on disposal of investments in equity accounted investees		156	2,411
Loss on early redemption of debt		6,986	2,179
Loss on sale of trade accounts and notes receivable		9,812	19,463

	￦	215,536	381,851

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Foreign currency translation differences for foreign operations	￦	37,739	(22,100)
Net change in fair value of available-for-sale financial assets		982	826
Tax effect		(119)	(225)

Finance income (costs) recognized in other comprehensive income (loss) after tax	￦	38,602	(21,499)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)
	2014		2013
Current tax expense
Current year	￦	288,280	122,150
Adjustment for prior years		—	31,809

	￦	288,280	153,959
Deferred tax expense (benefit)
Origination and reversal of temporary differences	￦	(55,976)	42,004
Change in unrecognized deferred tax assets		92,249	215,369

		36,273	257,373

Income tax expense	￦	324,553	411,332

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	2014
	Before tax		Tax (expense) benefit	Net of tax
Net change in fair value of available-for-sale financial assets	￦	982	(186)	796
Remeasurements of net defined benefit liabilities (assets)		(147,633)	35,773	(111,860)
Foreign currency translation differences for foreign operations		37,739	67	37,806
Share of loss from sale of treasury stock by associates		(1,360)	—	(1,360)

	￦	(110,272)	35,654	(74,618)

(In millions of won)	2013
	Before tax		Tax expense	Net of tax
Net change in fair value of available-for-sale financial assets	￦	826	(188)	638
Remeasurements of net defined benefit liabilities (assets)		998	(334)	664
Foreign currency translation differences for foreign operations		(22,100)	(37)	(22,137)
Share of loss from sale of treasury stock by associates		(802)	—	(802)

	￦	(21,078)	(559)	(21,637)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)	2014			2013
Profit for the year	￦		917,404		418,973
Income tax expense			324,553		411,332

Profit before income tax			1,241,957		830,305

Income tax expense using the statutory tax rate of each country		32.96%	409,341	24.47%	203,182
Non-deductible expenses (benefits)		(2.22%)	(27,537)	1.87%	15,517
Tax credits		(10.39%)	(129,026)	(6.05%)	(50,214)
Change in unrecognized deferred tax assets		7.43%	92,249	25.94%	215,369
Adjustment for prior years		—	—	2.03%	16,877
Others		(1.65%)	(20,474)	1.28%	10,601

Actual income tax expense	￦		324,553		411,332

Actual effective tax rate			26.13%		49.54%

From 2014, the Controlling Company has presented the above reconciliation by using the profit before tax and statutory tax rates of each Group entity instead of that of the Controlling Company. The amounts for the year ended December 31, 2013 have been re-presented to conform to 2014’s presentation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2014, in relation to the temporary differences on investments in subsidiaries amounting to ￦188,298 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2014, the Controlling Company recognized deferred tax assets of ￦397,105 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31,
	2015		2016	2017	2018	2019
Tax credit carryforwards	￦	156,178	120,893	20,455	21,715	6,005

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2014		December, 31, 2013	December, 31, 2014	December, 31, 2013	December, 31, 2014	December, 31, 2013
Other accounts receivable, net	￦	—	—	(3,440)	(2,476)	(3,440)	(2,476)
Inventories, net		46,377	18,866	—	—	46,377	18,866
Available-for-sale financial assets		—	98	(88)	—	(88)	98
Defined benefit liabilities, net		112,213	72,709	—	—	112,213	72,709
Investments in equity accounted investees and subsidiaries		29,839	2,972	—	—	29,839	2,972
Accrued expenses		177,163	83,571	—	—	177,163	83,571
Property, plant and equipment		236,848	189,422	—	—	236,848	189,422
Intangible assets		1,423	—	—	(1,207)	1,423	(1,207)
Provisions		12,710	11,460	—	—	12,710	11,460
Gain or loss on foreign currency translation, net		169	282	(1)	(957)	168	(675)
Others		26,212	13,473	(268)	(171)	25,944	13,302
Tax losses carryforwards		—	110,550	—	—	—	110,550
Tax credit carryforwards		397,105	538,289	—	—	397,105	538,289

Deferred tax assets (liabilities)	￦	1,040,059	1,041,692	(3,797)	(4,811)	1,036,262	1,036,881

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2014 and 2013 are as follows:

(In millions of won)	January 1, 2013		Profit or loss	Other comprehensive income	December 31, 2013	Profit or loss	Other comprehensive income	December 31, 2014
Other accounts receivable, net	￦	(2,063)	(413)	—	(2,476)	(964)	—	(3,440)
Inventories, net		10,075	8,791	—	18,866	27,511	—	46,377
Available-for-sale financial assets		285	1	(188)	98	—	(186)	(88)
Defined benefit liabilities, net		38,573	34,470	(334)	72,709	3,731	35,773	112,213
Investments in equity accounted investees		7,619	(4,647)	—	2,972	26,867	—	29,839
Accrued expenses		81,802	1,769	—	83,571	93,592	—	177,163
Property, plant and equipment		171,881	17,541	—	189,422	47,426	—	236,848
Intangible assets		2,488	(3,695)	—	(1,207)	2,630	—	1,423
Provisions		12,979	(1,519)	—	11,460	1,250	—	12,710
Gain or loss on foreign currency translation, net		4,382	(5,057)	—	(675)	843	—	168
Others		34,124	(20,785)	(37)	13,302	12,575	67	25,944
Tax losses carryforwards		233,139	(122,589)	—	110,550	(110,550)	—	—
Tax credit carryforwards		699,529	(161,240)	—	538,289	(141,184)	—	397,105

Deferred tax assets (liabilities)	￦	1,294,813	(257,373)	(559)	1,036,881	(36,273)	35,654	1,036,262

Statutory tax rate applicable to the Controlling Company to calculate tax base and deferred tax expense is 24.2% for the year ended December 31, 2014.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2014 and 2013 are as follows:

(In won and No. of shares)	2014		2013

Profit attributable to owners of the Controlling Company	￦	904,267,992,399	426,118,222,180
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	2,527	1,191

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2013 to December 31, 2014.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2014 and 2013.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2014 and 2013 is as follows:

(In millions of won)
	2014	2013
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (149,989)	(1,108,944)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 25, 2015	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President